UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *RAINMAKERS PARTNERS, LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SANSOME STREET, SUITE 3500
                                (No. and Street)

SAN FRANCISCO   *CA*   *94104*
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA PC
                    (Name – if individual, state last, first, middle name)

2727 PACES FERRY RD, BLDG 2, SUITE 1680 ATLANTA GEORGIA 30339
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)







OATH OR AFFIRMATION

I, JON NIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAINMAKERS PARTNERS, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

PATRICIA M TISKA
Notary Public – State of New York
NO. 01TI6135544
Qualified in Nassau County
My Commission Expires Nov 29, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINMAKERS PARTNERS, LLC.

Financial Statements and Schedules
For the Year Ended December 31, 2019
With
Report of Independent Registered Public Accounting Firm

RAINMAKERS PARTNERS, LLC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

Statement of Financial Condition

Statement of Income

Statement of Member's Equity

Statement of Cash Flows

Notes to Financial Statements

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

Schedule I -   Computation of net Capital under SEC Rule 15c3-1
Schedule II - Computation for Determination of Reserve Requirement
               under SEC Rule 15c3-3
Schedule III - Information Relating to the Possession or Control Requirements
               under SEC Rule 15c3-3
Report of Independent Registered Public Accounting Firm on the Company's
               Exemption Report
Exemption Report requirement for Broker-Dealers under SEC Rule 17a-5(d)(4)

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rainmakers Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rainmakers Partners, LLC
(the "Company") as of December 31, 2019, the related statements of income, changes in member's
equity, and cash flows for the year then ended and the related notes (collectively referred to as the
"financial statements"). In our opinion, the financial statements present fairly, in all material respects, the
financial position of the Company as of December 31, 2019, and the results of its operations and its cash
flows for the year then ended in conformity with accounting principles generally accepted in the United
States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and
are required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement, whether due to error or fraud. The Company is not required to have, nor were
we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we
are required to obtain an understanding of internal control over financial reporting but not for the purpose
of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.
Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial
statements, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
information in Schedules I, II and III reconciles to the financial statements or the underlying accounting
and other records, as applicable, and performing procedures to test the completeness and accuracy of the
information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

February 27, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

RAINMAKERS PARTNERS, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	9,673
Prepaid Expenses		1,393
Total Assets	$	11,066

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	2,193
Member's Equity		8,873
Total Liabilities and Member's Equity	$	11,066

See Accompanying Notes to Financial Statements.

RAINMAKERS PARTNERS, LLC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

Revenues		
Retainer Fees	$	60,000
Expenses		
Commissions		24,000
Other Expenses		12,923
Professional Fees		15,888
Occupancy		3,307
Total Expenses		56,118
Net Income	$	3,882

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

Balance - January 1, 2019	$	23,491
Contributions by Member		4,000
Distributions to Member		(22,500)
Net Income		3,882
Balance - December 31, 2019	$	8,873

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	3,882
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Prepaid Expenses		2,591
Decrease in Accounts Payable and Accrued Expenses		(806)
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,667
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by Member		4,000
Distribution to Member		(22,500)
NET CASH USED BY FINANCING ACTIVITIES		(18,500)
NET DECREASE IN CASH		(12,833)
CASH BALANCE:		
Beginning of Year		22,506
End of Year	$	9,673

See Accompanying Notes to Financial Statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Rainmakers Partners, LLC (the "Company"), a limited liability company, was organized in November 2007 and became a broker-dealer in January 2009. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to its investment.

Cash: The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax position and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory service related to capital raising activities and mergers and acquisition transactions. Revenue for advisor arrangements is generally recognized at the point in time that performances under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

Revenue Recognition(continued): The Company recognizes success fee revenues from capital raising services and merger acquisition advisory services upon the completion of a success fee based transaction. The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transactions as this is the only performance obligation identified by the Company in accordance with this standard. The amount of retainer revenue recognized without the consummation of a success fee based transaction or formal termination of an engagement was $30,000 and has been included in Retainer Fee revenue in the accompanying Statement of Income.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l*)*, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $7,480, which was $2,480 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .29 to 1.0.

NOTE C – LEASES

The Company leases office space under a month-to-month lease. Rent expense for the year ended December 31, 2019 was approximately $3,307.

NOTE D - CONCENTRATIONS

All retainer fees revenue during 2019 were earned from two customers.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has a related party owned by its same member that is located in France. The foreign related party is engaged in unregulated foreign transactions similar to the business of the Company. There were no transactions with the related party during 2019.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

RAINMAKERS PARTNERS, LLC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2019

Member's Equity	$	8,873
Less Non-allowable Assets:		
Prepaid Expenses		1,393
Net Capital Before Haircuts		7,480
Less Haircuts		-
Net Capital		7,480
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)		5,000
Excess Net Capital	$	2,480
Total Aggregrate Indebtedness	$	2,193
Net Capital Based on Aggregate Indebtedness	$	146
Percentage of Aggregate Indebtedness to Net Capital		29.32%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN A PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019

There is no significant difference between net capital as reported in
Part IIA of Form X-17A-5 and as net capital reported above.

RAINMAKERS PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rainmakers Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual
Exemption Report in which (1) Rainmakers Partners, LLC identified the following provisions of 17
C.F.R. § 15c3-3(k) under which Rainmakers Partners, LLC claimed an exemption from 17 C.F.R. §
240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Rainmakers Partners, LLC stated that
Rainmakers Partners, LLC met the identified exemption provisions throughout the most recent fiscal year
without exception. Rainmakers Partners, LLC's management is responsible for compliance with the
exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about Rainmakers Partners, LLC's compliance with the exemption provisions. A review
is substantially less in scope than an examination, the objective of which is the expression of an opinion
on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RAINMAKERS PARTNERS, LLC
One Sansome Street, Suite 3500
San Francisco, CA 94104

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

To the best knowledge and belief of Rainmakers Partners, LLC:

The Company claimed the (k(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent year ending December 31, 2019.



Jon Nixon
FINOP